# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MANGOCEUTICALS, INC., CIK 0001938046
CUSIP: 56270V205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 15110 DALLAS PKWY, SUITE 600, Dallas, Texas (TX), 75248
Date of event which requires filing of this statement: 04/10/2025
Amends the filing with accession number 0001493152-23-015231
Filed by CIK 0001432078
Persons authorized to receive notices and communications: Jacob D. Cohen, 15110 N. Dallas Parkway, Suite 600, Dallas, Texas (TX), 75248, (214) 242-9619

## Reporting persons
- Jacob D. Cohen (CIK 0001432078): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 316,666; shared voting power 605,000; sole dispositive power 316,666; shared dispositive power 605,000; aggregate amount beneficially owned 921,666 (11% of the class)
  Comment: (7)(9)(11) Includes 83,333 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $4.80 per share and an expiration date of December 28, 2028, and 33,333 shares of common stock issuable upon exercise of options to purchase shares of common stock at an exercise price of $16.50 per share and an expiration date of August 31, 2027, which have vested, or which vest, within 60 days of April 10, 2025.
  (13) Percentage is based on 8,268,240 shares of Common Stock outstanding as of April 10, 2025, as confirmed by the Issuer's transfer agent on such date.
- The Tiger Cub Trust (CIK 0001974475): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); member of a group; source of funds: other (OO); sole voting power 0; shared voting power 605,000; sole dispositive power 0; shared dispositive power 605,000; aggregate amount beneficially owned 605,000 (7.3% of the class)
  Comment: (13) Percentage is based on 8,268,240 shares of Common Stock outstanding as of April 10, 2025, as confirmed by the Issuer's transfer agent on such date.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: MANGOCEUTICALS, INC.
Address of issuer's principal executive offices: 15110 DALLAS PKWY, SUITE 600, Dallas, Texas (TX), 75248
Comment:
This Amendment No. 4 (the "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on May 3, 2023, as amended by Amendment No.1 thereto filed with the Commission on January 2, 2024 and Amendment No. 2 thereto filed with the Commission on June 5, 2024 and Amendment No. 3 thereto filed with the Commission on August 27, 2024, by Jacob D. Cohen and The Tiger Cub Trust (the Schedule 13D as amended and modified to date, the "Schedule 13D"). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect, and the disclosures set forth in the Schedule 13D, other than as amended herein are incorporated by reference herein.

As used in this Amendment:

"Common Stock" means the common stock of the Issuer;

"Issuer" or "Company" means Mangoceuticals, Inc.; and

"Reporting Persons" means Jacob D. Cohen and The Tiger Cub Trust.

Effective on October 16, 2024, the Company affected a 1-for-15 reverse stock split of its outstanding common stock, which has been reflected in the disclosures throughout this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and modified to include the following (which shall be in addition to the information previously included in the Schedule 13D):

Effective on April 10, 2025, the Company issued, after recommendation by the Compensation Committee of the Company's Board of Directors and approval by the Board of Directors, an aggregate of 200,000 fully-vested and earned shares of Company common stock under the Company's Second Amended and Restated Mangoceuticals, Inc. 2022 Equity Plan (the "Plan"), as a discretionary bonus for consideration for services rendered during 2025 to Mr. Cohen.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The aggregate number and percentage of the class of securities beneficially owned by each Reporting Person are set forth on rows 11 and 13 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Number of shares as to which each person has sole or shared power to vote or dispose: The aggregate number of shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the voting thereof, shared power to vote or to direct the voting thereof, sole power to dispose or to direct the disposition thereof, or shared power to dispose or to direct the disposition thereof, are set forth on rows 7 through 11 of the cover pages of this Schedule 13D and are incorporated herein by this reference thereto.
Transactions in the class effected during the past sixty days: The information in Item 3 is incorporated by reference into this Item 5(c).
Other persons with the right to receive dividends or sale proceeds: No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Signatures
- Jacob D. Cohen: /s/ Jacob D. Cohen, Jacob D. Cohen (04/11/2025)
- The Tiger Cub Trust: /s/ Jacob D. Cohen, Jacob D. Cohen Trustee (04/11/2025)